MUTUAL OF AMERICA

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL CORPORATE LAW

February 23, 2017

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mutual of America Separate Account No. 2 (Thrift Contracts) (the “Registrant”)

Registration Statement on Form N-4 (File no. 033-11023 and 811-03996)

Post-effective amendment to Rule 485(a)(1) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith the above named Registrant is filing a post-effective amendment under Rule 485(a)(1) of the Securities Act of 1933. This is to advise that this filing is identical to the filing of February 17, 2017, except to remove the audit opinions that were inadvertently included.

For your convenience, please contact us so that we can provide you with a prospectus marked to show changes from the last post-effective amendment filed under Rule 485(b) of the Securities Act of 1933. You can reach me at the above telephone number, or by e-mail to amy.latkin@mutualofamerica.com.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Associate General Counsel